Exhibit 99.1

December 11, 2020

Triterras Wins Singapore Founder Category of MAS Singapore FinTech Awards

Award recognizes the Company’s blockchain-enabled Kratos platform

SINGAPORE, Dec. 11, 2020 (GLOBE NEWSWIRE) -- Triterras Inc. (“Triterras” or the “Company”) (NASDAQ: TRIT, TRITW), a leading fintech company for commodity trading and trade finance, announced that its blockchain-enabled Kratos platform has won the Singapore Founder category of the FinTech Awards issued by the Monetary Authority of Singapore (MAS).

The MAS FinTech Awards recognize innovative, high quality solutions that are able to address real needs in the financial industry. This year, MAS chose the theme of “Building Resilience, Seizing Opportunities, Emerging Stronger,” as a call to the fintech industry to play a greater role in addressing the challenges posed by COVID-19 and climate change.

The winners of the MAS FinTech Awards, which are supported by PwC Singapore, were selected from 326 submissions across 55 countries. An international panel selected the 12 winners in four categories, including Singapore Founder, ASEAN FinTech, Singapore Financial Institution and Global. The first place Singapore Founder award comes with a S$150,000 prize for Triterras.

“We are deeply honoured that the Monetary Authority of Singapore has chosen us for this recognition,” said Srinivas Koneru, founder, chairman, and chief executive officer of Triterras. “We take great pride in our Singapore roots, and we see this award as an important validation of our mission to transform the global market for trade finance, and to help close the $1.5 trillion shortfall in trade finance availability for SMEs.”

Triterras operates Kratos, one of the world’s largest commodity trading and trade finance digital marketplaces that connects and enables commodity traders to trade and source capital from lenders directly online. Kratos is the only non-petroleum commodity trade and trade finance blockchain-enabled platform of scale, serving the sub-$10-million-dollar segment.

Kratos is one of the first widespread uses of enterprise blockchain at large scale and with profitability and growth. The Kratos platform provides transformational benefits for physical commodity traders, borrowers and lenders alike. Across the trading and trade finance value chain, Kratos digitizes paperwork, reduces errors, improves counterparty discovery, while mitigating risks, lowering transaction costs and accelerating trading cycle times, among its benefits. To learn more about Kratos, visit: triterras.com/kratos

Triterras offers its congratulations to other winners of the Singapore Founder category, including finChat Technology Pte Ltd, and Hashstacs Pte Ltd.

To learn more about the MAS Singapore FinTech Awards, visit:

https://www.fintechfestival.sg/fintech-awards

To learn more about Triterras, visit: https://triterras.com/.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Investor Relations Contact:

Jim Groh, Triterras Inc.

Mobile: +1 (678) 237-7101

Email: ir@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

(949) 574-3860

TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

+1 (917) 287-3626

Email: press@triterras.com

Edmond Lococo, ICR Inc.

Mobile: +86 138-1079-1408

Email: Edmond.Lococo@icrinc.com

Source: Triterras Fintech Pte Ltd.